GREENSHIFT CORPORATION
                                 One Penn Plaza
                                   Suite 1612
                               New York, NY 10119

                                                     August 3, 2009

Via EDGAR
Pamela A. Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

             Re:  GreenShift Corporation
                  Amendment No. 1 to Preliminary Information Statement on
                  Schedule 14C
                  Filed July 15, 2009
                  File No. 000-50469

Dear Ms. Long:

     I am writing in response to your letter dated July 31, 2009. The Staff's comment is repeated below in bold italics.

     GreenShift is today filing amendment No. 2 to its Preliminary Information Statement, which reflects GreenShift's response to the Staff's comment. We are sending a marked copy of the amendment by fax to Jessica Kane of your staff.

Amendment of the Certificate of Incorporation to Increase the Authorized
Common Stock,    page 3
--------------------------------------------------------------------------------

1. We note your response to comment 2 in our letter dated July 7, 2009. Specifically, we note your statement that "(t)here are no agreements between the Company and any of its creditors under which the Company may repay all of a portion of its debt by converting the debt into shares of the Company's common stock." However, the first and fourth paragraphs in this section indicate that YA Global and other creditors hold convertible debt instruments whereby YA Global and other creditors may convert the debt they hold into shares of your common stock. Please reconcile. To the extent that YA Global and the other creditors have entered into any agreements with the Company under which the Company may repay all or a portion of its debt by converting the debt into shares of the Company's common stock, please disclose the material terms of those agreements.

     1. The statement from our prior letter that is cited in the Staff's comment is intended to mean that the Company has no contractual right to redeem the debts with stock or to force the creditors to convert the debt into stock. All conversions are at the option of the creditors. If and to the extent that the creditors do opt to convert the debts into stock, then the debt will be repaid to that extent. In Amendment No. 2 to the 14C, which is being filed today, we have included the foregoing explanation in the first full paragraph on page 4.

     In addition, I hereby represent to you that the footnote disclosure on page 4 of the 14C contains all of the material terms of the debentures listed in the table.

                                     Yours,

                                     /s/ Kevin Kreisler
                                     -------------------------------------
                                         Kevin Kreisler, Chief Executive Officer